SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                     RULE 13E-3 (SS. 240.13E-3) THEREUNDER)
                                (Amendment No. 1)

                                  Firecom, Inc.

                              (NAME OF THE ISSUER)

                                  Firecom, Inc.
                              ALRM Acquisition Inc.
                                   Paul Mendez
                                  Carol Mendez
                                  Peter Barotz
                                  Naomi Pollack
                                  Nathan Barotz
                                  Celia Barotz
                                Orhan Sadik-Khan
                                Karim Sadik-Khan
                               Janette Sadik-Khan
                                 Jan Sadik-Khan
                             Sadik-Khan Family Trust
                                 Howard L. Kogen
                                Antoine J. Sayour

                       (NAMES OF PERSONS FILING STATEMENT)


        Common Stock, $.01 par value per share, CUSIP Number 318157 10 4 Class A Common Stock, $.01 par value per share, CUSIP Number 318157 20 3

                 (TITLE AND CUSIP NUMBER OF CLASS OF SECURITIES)

                                   Paul Mendez
    President, Chief Executive Officer and Chairman of the Board of Directors
                                  Firecom, Inc.
                                39-27 59th Street
                            Woodside, New York 11277
                                 (718) 899-6100

                                   Copies to:

                                  Gregory Katz
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019
                                 (212) 603-2000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
              COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                            ------------------------

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-1), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13E-3(c)) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.  [ ]  A tender offer.
d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

          Transaction Valuation*                  Amount of Filing Fee
          ----------------------                  --------------------
               $2,845,988.80                           $569.20


* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and by ss.ss.240.0-11(a) and 11(c) thereunder, the transaction value was calculated on the cash merger consideration of $0.80 per share of Common Stock and Class A Common Stock plus, for each option to acquire shares of the Common Stock that will be vested at the effective time of the proposed merger, the difference between $0.80 and the exercise price of such option, per share. The filing fee is equal to one fiftieth of one percent of the transaction valuation so calculated.

[X] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: $569.20

     Form or Registration No.: Schedule 14A

     Filing Party: Firecom, Inc.

     Date Filed: April 26, 2001


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


     This Rule 13e-3 Transaction Statement (this "Statement") relates to the Agreement and Plan of Merger dated as of April 3, 2001 (the "Merger Agreement"), by and between ALRM Acquisition Inc., a New York corporation (the "Purchaser"), and Firecom, Inc., a New York corporation ("Firecom"). The Purchaser was formed for the purpose of consummating the Merger (as defined below). A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by Firecom contemporaneously herewith (including all annexes thereto, the "Proxy Statement"). The Proxy Statement is attached hereto as Exhibit (a)(1).

     Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined below) (i) the Purchaser will be merged with and into Firecom (the "Merger") and (ii) each outstanding share of Common Stock or Class A Common Stock of Firecom (other than shares owned by the Purchaser and shares as to which appraisal rights are properly perfected and not withdrawn) will be converted into the right to receive $0.80 in cash, without interest, and options will be treated as more fully described herein. The "Effective Time" of the Merger will be the later of the date and time of the filing of the Certificate of Merger with the Department of State of State of New York or such later time established by the Certificate of Merger.

     Concurrently with the filing of this Schedule 13E-3, Firecom is filing with the Securities and Exchange Commissions the Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of the shareholders of Firecom at which the shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement and authorize the Merger.

     A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex B to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

     All information contained in this Schedule 13E-3 concerning Firecom has been supplied by Firecom, all information concerning the Purchaser has been supplied by the Purchaser and all information concerning Paul Mendez has been supplied by Paul Mendez.

     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

     The filing of this Statement shall not be construed as an admission by Firecom, or by the Purchaser or its affiliates, that Firecom is "controlled" by the Purchaser or any of its affiliates or that any of the Purchaser or any of its affiliates is an "affiliate" of Firecom within the meaning of Rule 13E-3 under Section 13(e) of the Exchange Act.


Item 1.         Item 1001     Summary term sheet.  The information contained in
Summary Term                  the section of the Proxy Statement entitled
Sheet                         "SUMMARY TERM SHEET" is incorporated herein by
                              reference.

Item 2.         Item 1002(a)  Name and address.  The information contained
Subject Company               in the section of the Proxy Statement entitled
Information                   "SUMMARY TERM SHEET--The Merger" is incorporated
                              herein by reference.

                Item 1002(b) Securities. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--Special Meeting of the Shareholders" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

                Item 1002(c) Trading market and price. The information contained in the section of the Proxy Statement entitled "MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" is incorporated herein by reference.


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


                Item 1002(d)  Dividends. The information contained in
                              the sections of the Proxy Statement entitled
                              "MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Interim Operations of Firecom; Conduct Pending Merger" is incorporated herein by reference.

                Item 1002(e)  Prior public offerings.  Not applicable.

                Item 1002(f)  Prior stock purchases.  Not applicable.

Item 3.         Item 1003(a)  Name and address.  The information contained in
Identity and                  the sections of the Proxy Statement entitled
background of                 "SUMMARY TERM SHEET--The Merger,"  "THE
Filing Person                 PURCHASER," "OTHER PARTIES ENGAGING IN THE
                              TRANSACTION," "SECURITY OWNERSHIP OF CERTAIN
                              BENEFICIAL OWNERS AND MANAGEMENT" and "MANAGEMENT
                              OF FIRECOM" is incorporated herein by reference.

                Item 1003(b) Business and background of entities. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "PARTIES TO THE MERGER," "THE PURCHASER" and "MANAGEMENT OF FIRECOM" is incorporated herein by reference.

                Item          Business and background of natural persons.  The
                1003(c)(1)-(5)information contained in the sections of the Proxy
                              Statement entitled "THE PURCHASER," "OTHER PARTIES
                              ENGAGING IN THE TRANSACTION," "SECURITY OWNERSHIP
                              OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and
                              "MANAGEMENT OF FIRECOM" is incorporated herein by reference.

                Item 1003(d)  Tender Offer. Not applicable.

Item 4.         Item
Terms of        1004(a)(1)    Material terms  - tender offers.  Not applicable.
Transaction
                Item
                1004(a)(2)    Material terms - mergers or similar
                              transactions. The information contained in the sections of the Proxy Statement entitled "SUMMARY
                              TERM SHEET," "INTRODUCTION," "PARTIES TO THE
                              MERGER," "SPECIAL FACTORS--Reasons for and
                              Fairness of the Merger," "SPECIAL FACTORS--Reasons and Purposes of the Purchaser and the Proponents for the Merger" "SPECIAL FACTORS--Position of the Purchaser, the Proponents as to the Fairness of the Merger," "SPECIAL FACTORS--Reasons and
                              Purposes of Messrs. Kogen and Sayour for the Merger," "SPECIAL FACTORS--Position of Messrs.
                              Kogen and Sayour on the Fairness of the Merger,"
                              "SPECIAL FACTORS--Opinion of Financial Advisor"
                              "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL
                              FACTORS--Certain Effects of the Merger," "SPECIAL
                              FACTORS--Treatment of Stock Options," "SPECIAL
                              FACTORS--Voting Agreement," "SPECIAL
                              FACTORS--Federal Income Tax Considerations," and
                              "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" is incorporated herein by reference.

                Item 1004(c) Different terms. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger" "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL FACTORS--Certain Effects of the Merger," "SPECIAL
                              FACTORS--Treatment of Stock Options," "SPECIAL
                              FACTORS--Voting Agreement" and "SPECIAL


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


                              FACTORS--Appraisal Rights" is incorporated herein by reference.

                Item 1004(d)  Appraisal rights. The information
                              contained in the section of the Proxy Statement entitled "SPECIAL FACTORS--Appraisal Rights" and Annex C to the Proxy Statement, Sections 623 and 910 of the New York Business Corporation Law, is incorporated herein by reference.

                Item 1004(e)  Provisions for unaffiliated security
                              holders. Firecom, the Purchaser and the other filing persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to corporate files of either Firecom or the Purchaser or to obtain counsel or appraisal services at the expense of Firecom, the Purchaser or the other filing persons.

                Item 1004(f)  Eligibility for listing or trading. Not
                              applicable.

Item 5.         Item 1005(a)  Transactions.  The information contained in the
Past Contacts,                sections of the Proxy Statement entitled "SPECIAL
Transactions,                 FACTORS--Background of the Merger," "SPECIAL
Negotiations and              FACTORS--Conflicts of Interest," "SPECIAL
Agreements.                   FACTORS--Voting Agreement," and "MANAGEMENT OF
                              FIRECOM" is incorporated herein by reference.

                Item 1005(b)  Significant corporate events. The
                              information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Reasons and Purposes of the Purchaser and the Proponents for the Merger," "SPECIAL FACTORS--Reasons and Purposes of Messrs. Kogen and Sayour for the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor" "SPECIAL FACTORS--Conflicts of Interest" and "SPECIAL FACTORS--Voting Agreement" is incorporated herein by reference.

                Item 1005(c) Negotiations or contacts. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Reasons and Purposes of the Purchaser and the Proponents for the Merger" "SPECIAL FACTORS--Position of the Purchaser, the Proponents as to the Fairness of the Merger," "SPECIAL FACTORS--Reasons and Purposes of Messrs. Kogen and Sayour for the Merger," "SPECIAL FACTORS--Position of Messrs. Kogen and Sayour on the Fairness of the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor," "SPECIAL FACTORS--Conflicts of Interest" and "SPECIAL FACTORS--Voting Agreement" is incorporated herein by reference.

                Item 1005(e) Agreements involving the subject company's securities. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL
                              FACTORS--Certain Effects of the Merger," "SPECIAL
                              FACTORS--Voting Agreement," "SPECIAL
                              FACTORS--Treatment of Stock Options," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Treatment of Stock Options" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 6.         Item 1006(b)  Use of Securities Acquired.  The information
Purposes of the               contained in the sections of the Proxy Statement
Transaction and               entitled "SPECIAL FACTORS--Certain Effects of the


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Plans or                      Merger," "SPECIAL FACTORS--Treatment of Stock
Proposals.                    Options," "CERTAIN PROVISIONS OF THE MERGER
                              AGREEMENT--Conversion and Cancellation of Firecom
                              Stock" and "CERTAIN PROVISIONS OF THE MERGER
                              AGREEMENT--Treatment of Stock Options" is incorporated herein by reference.

                Item          Plans. The information contained in the sections
                1006(c)(1)-(8)of the Proxy Statement entitled "SUMMARY TERM
                              SHEET--The Merger," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Certain Effects of the Merger," "CERTAIN PROVISIONS OF THE MERGER
                              AGREEMENT--Prior to the Effective Time of the Merger," "CERTAIN PROVISIONS OF THE MERGER
                              AGREEMENT--Effective Time of the Merger," "CERTAIN
                              PROVISIONS OF THE MERGER AGREEMENT--Conversion and
                              Cancellation of Firecom Stock" and "SELECTED
                              FINANCIAL DATA" is incorporated herein by reference.

Item 7.         Item 1013(a)  Purposes. The information contained in the
Purposes,                     sections of the Proxy Statement entitled "SPECIAL
Alternatives and              FACTORS--Background of the Merger," "SPECIAL
Effects.                      FACTORS--Reasons for and Fairness of the Merger,"
                              "SPECIAL FACTORS--Reasons and Purposes of the Purchaser and the Proponents for the Merger'"
                              "SPECIAL FACTORS--Reasons and Purposes of Messrs.
                              Kogen and Sayour for the Merger," and "SPECIAL
                              FACTORS--Certain Effects of the Merger," is incorporated herein by reference.

                Item 1013(b) Alternatives. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Position of the Purchaser, the Proponents as to the Fairness of the Merger," "SPECIAL FACTORS--Position of Messrs. Kogen and Sayour on the Fairness of the Merger," and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Alternative Proposals" is incorporated herein by reference.

                Item 1013(c) Reasons. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL
                              FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Reasons and Purposes of the Purchaser and the Proponents for the Merger'" "SPECIAL FACTORS--Reasons and Purposes of Messrs. Kogen and Sayour for the Merger," and "SPECIAL FACTORS--Certain Effects of the Merger" is incorporated herein by reference.

                Item 1013(d) Effects. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "SPECIAL FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Reasons and Purposes of the Purchaser and the Proponents for the Merger'" "SPECIAL FACTORS--Reasons and Purposes of Messrs. Kogen and Sayour for the Merger," "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL
                              FACTORS--Certain Effects of the Merger," "SPECIAL
                              FACTORS--Treatment of Stock Options," "SPECIAL
                              FACTORS--Voting Agreement," "SPECIAL
                              FACTORS--Appraisal Rights," "SPECIAL
                              FACTORS--Federal Income Tax Considerations,"
                              "SPECIAL FACTORS--Regulatory Approvals," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Effective Time of the Merger," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conversion and Cancellation of Firecom Stock," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Purchaser Stock," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Treatment of Stock


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


                              Options," "CERTAIN PROVISIONS OF THE MERGER
                              AGREEMENT--Exchange Procedures," "CERTAIN
                              PROVISIONS OF THE MERGER
                              AGREEMENT--Indemnification," "FUNDING OF THE
                              MERGER--Expenses of the Merger" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.

Item 8.         Item 1014(a)  Fairness. The information contained in the
Fairness of the               sections of the Proxy Statement entitled "SPECIAL
Transaction.                  FACTORS--Background of the Merger," "SPECIAL
                              FACTORS--Reasons for and Fairness of the Merger,"
                              "SPECIAL FACTORS--Position of the Purchaser, the Proponents as to the Fairness of the Merger,"
                              "SPECIAL FACTORS--Position of Messrs. Kogen and
                              Sayour on the Fairness of the Merger," and "SPECIAL FACTORS--Conflicts of Interest" is incorporated herein by reference.

                Item 1014(b)  Factors considered in determining
                              fairness. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL
                              FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Position of the Purchaser, the Proponents as to the Fairness of the Merger," "SPECIAL FACTORS--Position of Messrs. Kogen and Sayour on the Fairness of the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor" and "SPECIAL FACTORS--Conflicts of Interest" is incorporated herein by reference.

                Item 1014(c)  Approval of security holders. The
                              information contained in the section of the Proxy Statement entitled "VOTING AND PROXIES--Vote Required" is incorporated herein by reference.

                Item 1014(d)  Unaffiliated representative. The
                              information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Reasons for and Fairness of the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor" is incorporated herein by reference.

                Item 1014(e) Approval of the Directors. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for and Fairness of the Merger" and "SPECIAL FACTORS--Conflicts of Interest" is incorporated herein by reference.

                Item 1014(f)  Other offers.  Not applicable.

Item 9.         Item 1015(a)  Report, opinions or appraisal. The information
Reports, Opinions,            contained in the sections of the Proxy Statement
Appraisals and                entitled "SPECIAL FACTORS--Background of the
Negotiations.                 Merger," "SPECIAL FACTORS--Reasons for and
                              Fairness of the Merger" and "SPECIAL
                              FACTORS--Opinion of Financial Advisor" is incorporated herein by reference.

                Item 1015(b)  Preparer and summary of the report,
                              opinion or appraisal. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor" is incorporated herein by reference.

                Item 1015(c) Availability of Documents. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS--Opinion of Financial Advisor" is incorporated herein by reference.

Item 10.        Item 1007(a)  Source of Funds. The information contained in
Source and                    the section of the Proxy Statement entitled


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Amounts of Funds              "FUNDING OF THE MERGER--Expenses of the Merger" is
or Other                      incorporated herein by reference.
Consideration.

                Item 1007(b)  Conditions.  Not applicable.

                Item 1007(c) Expenses. The information contained in the section of the Proxy Statement entitled "FUNDING OF THE MERGER--Expenses of the Merger" is incorporated herein by reference.

                Item 1007(d)  Borrowed Funds. Not applicable.

Item 11.        Item 1008(a)  Securities Ownership.  The information contained
Interest in                   in the sections of the Proxy Statement entitled
Securities of                 "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL
the Subject                   FACTORS--Certain Effects of the Merger" and
Company.                      "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                              AND MANAGEMENT" is incorporated herein by reference.

                Item 1008(b)  Securities transactions. Not applicable.

Item 12.        Item 1012(d)  Intent to tender or vote in a going-private
The Solicitation or           transaction.  The information contained in the
Recommendation.               sections of the Proxy Statement entitled "SPECIAL
                              FACTORS--Reasons and Purposes of the Purchaser and the Proponents for the Merger," "SPECIAL
                              FACTORS--Reasons and Purposes of Messrs. Kogen and
                              Sayour for the Merger," "SPECIAL FACTORS--Voting
                              Agreement" and "SECURITY OWNERSHIP OF CERTAIN
                              BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

                Item 1012(e) Recommendations of others. The information contained in the sections of the Proxy Statement entitled "INTRODUCTION," "SPECIAL FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Position of the Purchaser, the Proponents as to the Fairness of the Merger," "SPECIAL FACTORS--Position of Messrs. Kogen and Sayour on the Fairness of the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor" is incorporated herein by reference.

Item 13.        Item 1010(a)  Financial information.  The information contained
Financial                     in the sections of the Proxy Statement entitled
Statements.                   "SPECIAL FACTORS--Certain Effects of the Merger,"
                              "FUNDING OF THE MERGER" and "SELECTED FINANCIAL
                              DATA" and in the Financial Statements included in the Proxy Statement is incorporated herein by reference.

                Item 1010(b)  Pro forma information. The information
                              contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Certain Effects of the Merger" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.

Item 14.        Item 1009(a)  Solicitations or recommendations. The information
Persons/Assets,               contained in the sections of the Proxy Statement
Retained,                     entitled "VOTING AND PROXIES--Solicitation of
Employed,                     Proxies; Expenses" and "SPECIAL
Compensated or                FACTORS--Background of the Merger" is incorporated
Used.                         herein by reference.

                Item 1009(b)  Employees and corporate assets. The
                              information contained in the sections of the Proxy Statement entitled "VOTING AND
                              PROXIES--Solicitation of Proxies; Expenses" and "SPECIAL FACTORS--Background of the Merger" is incorporated herein by reference.


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


Item 15.        Item 1011(b)  Other material information.  The information
Additional                    contained in the Proxy Statement, including
Information.                  all appendices thereto, is incorporated herein by
                              reference.

Item 16.        Item 1016(a)  (1)  Amendment No. 1 to Preliminary Proxy
Exhibits.                          Statement filed with the SEC on May 25, 2001.

                              (2)  Form of Proxy Card filed with the SEC
                                   along with the Proxy Statement,
                                   incorporated by reference to Firecom's
                                   Preliminary Proxy Statement filed with
                                   the SEC on May 25, 2001.

                              (3) Press Release of Firecom, dated April 4, 2001, incorporated by reference to
                                   Exhibit 99 filed with Firecom's Current
                                   Report on Form 8-K filed with the SEC on April 4, 2001.

                              (4)  Press Release of Firecom, dated January
                                   24, 2001, incorporated by reference to
                                   Exhibit 99.1 filed with Firecom's
                                   Current Report on Form 8-K filed with
                                   the SEC on January 25, 2001.

                              (5) Offer Letter dated January 24, 2001 from Paul Mendez and other principal shareholders of Firecom, Inc. to Firecom, incorporated by reference to
                                   Exhibit 99.2 filed with Firecom's
                                   Current Report on Form 8-K filed with
                                   the SEC on January 25, 2001.

                              (6)  Shareholder and Voting Agreement dated
                                   January 24, 2001, incorporated by
                                   reference to Exhibit B filed with
                                   Amendment No. 6 to the Schedule 13D of
                                   Paul Mendez filed with the SEC on
                                   January 29, 2001.

                              (7)  Amendment to the 2001 Voting Agreement,
                                   dated April 3, 2001, incorporated by
                                   reference to Exhibit C filed with
                                   Amendment No. 7 to the Schedule 13D of
                                   Paul Mendez filed with the SEC on April
                                   4, 2001.

                              (8)  Second Amendment to the 2001 Voting
                                   Agreement, dated May 24, 2001,
                                   incorporated by reference to Exhibit D
                                   filed with Amendment No. 8 to the
                                   Schedule 13D of Paul Mendez filed with
                                   the SEC on April 25, 2001.


                Item 1016(b)  Not applicable.

                Item 1016(c)  (1)  Opinion of Burnham Securities, Inc.,
                                   addressed to the Independent Committee
                                   and the Board of Directors, dated as of
                                   April 3, 2001, attached as Annex B to
                                   the Proxy Statement, incorporated by
                                   reference to Firecom's Preliminary Proxy
                                   Statement filed with the SEC on May
                                   25, 2001.

                              (2)  Confidential Fairness Opinion Prepared
                                   Exclusively for the Board of Directors
                                   of Firecom, Inc. by Burnham Securities,
                                   Inc., dated April 3, 2001.

                Item 1016(d)  (1)  Agreement and Plan of Merger, dated as
                                   of April 3, 2001, by and between
                                   Firecom, Inc. and ALRM Acquistion Inc.,
                                   attached as Annex A to the Proxy
                                   Statement, incorporated by reference to
                                   Firecom's Preliminary Proxy Statement
                                   filed with the SEC on May 25, 2001.

                              (2)  1986 Incentive and Non-Qualified Stock
                                   Option Plan, as amended.*

                              (3) Distributors Stock Option Plan, dated as of May 1, 1998.*

                Item 1016(f)  (1)  Sections 623 and 910 of the New York
                                   Business Corporation Law, attached as
                                   Annex C to the Proxy Statement,
                                   incorporated by reference to Firecom's
                                   Preliminary Proxy Statement filed with
                                   the SEC on May 25, 2001.

                Item 1016(g)  Not applicable.

*    Previously filed with the Schedule 13E-3, dated April 26, 2001.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 25, 2001

                                             FIRECOM, INC.


                                             By:  /s/ Paul Mendez
                                                --------------------------------
                                                Name:  Paul Mendez
                                                Title: President


                                             ALRM ACQUISITION INC.


                                             By:  /s/ Paul Mendez
                                                --------------------------------
                                                Name:  Paul Mendez
                                                Title: President


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Paul Mendez


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Carol Mendez


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Peter Barotz


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Naomi Pollack


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Nathan Barotz


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Celia Barotz


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Orhan Sadik-Khan

                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Karim Sadik-Khan


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Janette Sadik-Khan


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Jan Sadik-Khan


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                The Sadik-Khan Family Trust


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Howard L. Kogen


                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                Antoine J. Sayour

                                  EXHIBIT INDEX

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

(a)(1) Amendment No. 1 to Preliminary Proxy Statement filed with the SEC on May 25, 2001.

(a)(2) Form of Proxy Card filed with the SEC along with the Proxy Statement, incorporated by reference to Firecom's Preliminary Proxy Statement filed with the SEC on May 25, 2001.

(a)(3) Press Release of Firecom, dated April 4, 2001, incorporated by reference to Exhibit 99 filed with Firecom's Current Report on Form 8-K filed with the SEC on April 4, 2001.

(a)(4) Press Release of Firecom, dated January 24, 2001, incorporated by reference to Exhibit 99.1 filed with Firecom's Current Report on Form 8-K filed with the SEC on January 25, 2001.

(a)(5) Offer Letter dated January 24, 2001 from Paul Mendez and other principal shareholders of Firecom, Inc. to Firecom, Inc., incorporated by reference to Exhibit 99.2 filed with Firecom's Current Report on Form 8-K filed with the SEC on January 25, 2001.

(a)(6) Shareholder and Voting Agreement dated January 24, 2001, incorporated by reference to Exhibit B filed with Amendment No. 6 to the Schedule 13D of Paul Mendez filed with the SEC on January 29, 2001.

(a)(7) Amendment to the 2001 Voting Agreement, dated April 3, 2001, incorporated by reference to Exhibit C filed with Amendment No. 7 to the Schedule 13D of Paul Mendez filed with the SEC on April 4, 2001.

(a)(8) Second Amendment to the 2001 Voting Agreement, dated May 24, 2001, incorporated by reference to Exhibit D filed with Amendment No. 8 to the Schedule 13D of Paul Mendez filed with the SEC on May 25, 2001

(c)(1) Opinion of Burnham Securities, Inc., addressed to the Independent Committee and the Board of Directors, dated as of April 3, 2001, attached as Annex B to the Proxy Statement, incorporated by reference to Firecom's Preliminary Proxy Statement filed with the SEC on May 25, 2001.

(c)(2) Confidential Fairness Opinion Prepared Exclusively for the Board of Directors of Firecom, Inc. by Burnham Securities, Inc., dated April 3, 2001.

(d)(1) Agreement and Plan of Merger, dated as of April 3, 2001, by and between Firecom, Inc. and ALRM Acquistion Inc., attached as Annex A to the Proxy Statement, incorporated by reference to Firecom's Preliminary Proxy Statement filed with the SEC on May 25, 2001.

(d)(2) 1986 Incentive and Non-Qualified Stock Option Plan, as amended.*

(d)(3)              Distributors Stock Option Plan, dated as of May 1, 1998.*

(f) Sections 623 and 910 of the New York Business Corporation Law, attached as Annex C to the Proxy Statement, incorporated by reference to Firecom's Preliminary Proxy Statement filed with the SEC on May 25, 2001.

(g)                 Not applicable.

*    Previously filed with the Schedule 13E-3, dated April 26, 2001.